214 West First Street
Oswego, NY  13126
Telephone:  (315) 343-0057

September 16, 2016

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
File No. 001-36695

Dear Ms. Sullivan,

We are in receipt of your letter dated September 1, 2016 regarding the review of the financial statements and related disclosures in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 for Pathfinder Bancorp, Inc. (the "Company"), which were filed on March 29, 2016 and August 12, 2016, respectively.  The following paragraphs reference the comments cited and the Company's responses to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

SEC Comment

Item 7. Management Discussions and Analysis, page 33

1.
We note your disclosure on page 17 that you use and rely on the Certificates of Deposit Account Registry Service ("CDARS") provided by Promontory Interfinancial Network as a form of brokered deposits.  We also note your disclosure on page 42 that you incurred transaction costs in 2015 associated with increased deposit activity from customers using this service.  To enhance compliance with Item 303(a)(1) of Regulation S-X, please tell us and expand your disclosure in future filings to address the following:

	Quantify the amount of brokered deposits for each of the periods presented.

Disclose which category of your deposits (e.g., money management accounts, savings and club accounts, etc.) the brokered deposits are included within, or separately present the amount of brokered deposits.

	To the extent the amount or percentage of brokered deposits changes significantly from period to period, please disclose the factors driving the trends.

Response
The Company affirms that it will include the following disclosure in future periodic reports. The paragraphs below and the accompanying table provide the additional information requested as of December 31, 2015 and 2014.

In addition to deposits obtained from its business operations within its target market areas, the Bank also obtains brokered deposits through various programs administered by Promontory [Promontory Interfinancial Network - previously defined].

	At December 31,
	2015			2014
(In thousands)	Non-Brokered	Brokered	Total	Non-Brokered	Brokered	Total
Savings accounts	$73,540	$-	$73,540	$71,723	$-	$71,723
Time accounts	78,234	33,016	111,250	85,925	40,394	126,319
Time accounts of $250,000 or more	35,213	-	35,213	26,246	-	26,246
Money management accounts	14,081	-	14,081	13,249	-	13,249
MMDA accounts	99,187	47,675	146,862	67,357	18,081	85,438
Demand deposit interest-bearing	42,758	-	42,758	33,669	-	33,669
Demand deposit noninterest-bearing	61,679	-	61,679	54,662	-	54,662
Mortgage escrow funds	4,932	-	4,932	4,262	-	4,262
Total Deposits	$409,624	$80,691	$490,315	$357,093	$58,475	$415,568

The year-over-year increase in brokered MMDA accounts related to increased deposits obtained from certain municipal and credit union deposit customers of the Bank that were exchanged with other financial institutions in a collateralization program for the benefit of those customers.  In certain cases, the use of these exchanges is the most economically efficient method of collateralizing these deposits. The year-over-year decrease in brokered time accounts reflected the Bank's increased use of deposits obtained from customers within the Bank's market area and advances from the FHLB-NY [previously defined] as alternative means to fund the growth of the Bank's interest-earning assets that occurred in 2015.

***
The balances for brokered deposits at June 30, 2016 were $53.8 million and $12.1 million for MMDA and time accounts, respectively.

SEC Comment

Noninterest Expense, page 42

2.
We note your disclosure on page 42 that part of the $389,000 increase in other noninterest expenses year-over-year related to non-recurring servicing recourse charges related to loans sold to an investor in prior years. We also note that you appear to have incurred similar charges during your fiscal quarters ending March 31, 2016 and June 30, 2016.  Please tell us, and expand future filings to disclose, the total amount of outstanding loans that are subject to recourse provisions, the key provisions and time period the recourse provisions remain in effect, any known trends you have experienced related to these recourse provisions.

Response

The paragraph below provides the additional information requested for the year ended December 31, 2015.

At December 31, 2015, the Bank serviced 317 residential mortgage loans in the aggregate amount of $20.9 million that have been sold on a non-recourse basis to FNMA [previously defined term]. FNMA is the only unrelated third-party that has acquired loans originated by the Bank. On an infrequent basis, loans previously sold to FNMA that subsequently default may be found to have underwriting defects that place the loans out of compliance with the representations and warranties made by the Bank.  This can occur at any time while the loan is outstanding.  In such cases, the Bank is required to repurchase the defaulted loans from FNMA.  Repurchase losses sustained by the Bank include all costs incurred by FNMA as part of the foreclosure process, including items such as delinquent property taxes and legal fees.  Management continues to monitor the underwriting standards applied to all residential mortgage loan originations and subsequent sales through its quality control processes and considers these occurrences and their related expenses to be isolated instances.

SEC Comment

Management's Report on Internal Control Over Financial Reporting, Page 54

3.
We note your disclosure that you used the COSO Internal Control Integrated Framework for your assessment of internal controls over financial reporting. Please tell us the specific framework used for your assessment and in future filings, please specify the year of the framework used (e.g., 2013).

Response

The COSO Internal Control Integrated Framework used for our assessment of internal controls over financial reporting in 2015 was the original framework from 1992. The Company will specify the year of the framework used in future annual reports on Form 10-K.

SEC Comment

Note 1. Summary of Significant Accounting Policies, page 62

Allowance for Loan Losses, page 64

4.
We note your disclosure on page 64 that qualitative factors are added to your historical loss rates to reach your general allowance amount. You also state that these qualitative factors, applied to each product class, make the evaluation inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. Given the subjectivity of this estimate, tell us and expand your disclosure to describe directionally the trends in your qualitative factors and how these trends affected the overall level of the qualitative component of your general allowance for the period presented. For example, describe which factor resulted in increases or decreases in the qualitative components during each of the periods presented. Additionally describe whether certain product classes result in higher or lower qualitative adjustments and the factors driving those trends. Lastly, please provide an indication of the level of the qualitative component of the general allowance relative to the component based on historical loss rates.

Response

The Company affirms that it will include the following disclosure in future periodic reports. The paragraphs below and the accompanying table provide the additional information requested as of December 31, 2015 and 2014.

In addition, qualitative factors are added to the historical loss rates in arriving at the total allowance for loan losses needed for this general pool of loans.  The qualitative factors include:

	Changes in national and local economic trends;
The rate of growth in the portfolio;
Trends of delinquencies and nonaccrual balances;
Changes in loan policy; and
Changes in lending management experience and related staffing.
Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. These qualitative factors, applied to each product class, make the evaluation inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan losses analysis and calculation.

The allocation of the allowance for loan losses summarized on the basis of the Company's calculation methodology was as follows:

December 31, 2015
	1-4 family
	first-lien	Residential			Other
	residential	construction	Commercial	Commercial	commercial
(In thousands)	mortgage	mortgage	real estate	lines of credit	and industrial
Specifically reserved	$-	$-	$760	$5	$193
Historical loss rate	70	-	97	49	54
Qualitative factors	511	-	2,126	347	1,023
Other	-	-	-	-	-
Total	$581	$-	$2,983	$401	$1,270

		Home equity	Other
(In thousands)	Tax exempt	and junior liens	consumer	Unallocated	Total
Specifically reserved	$-	$2	$-	$-	$960
Historical loss rate	-	26	25	-	321
Qualitative factors	3	322	93	-	4,425
Other	-	-	-	-	-
Total	$3	$350	$118	$-	$5,706

December 31, 2014
	1-4 family
	first-lien	Residential			Other
	residential	construction	Commercial	Commercial	commercial
(In thousands)	mortgage	mortgage	real estate	lines of credit	and industrial
Specifically reserved	$-	$-	$552	$93	$238
Historical loss rate	21	-	63	43	41
Qualitative factors	488	-	2,186	324	755
Other	-	-	-	-	-
Total	$509	$-	$2,801	$460	$1,034

		Home equity	Other
(In thousands)	Tax exempt	and junior liens	consumer	Unallocated	Total
Specifically reserved	$-	$31	$3	$-	$917
Historical loss rate	-	24	24	-	216
Qualitative factors	3	333	71	-	4,160
Other	-	-	-	56	56
Total	$3	$388	$98	$56	$5,349

At December 31, 2015, 77.6% of the allowance for loan losses was derived from management's analysis of qualitative factors as compared to 77.8% at December 31, 2014.  The relative stability of the percentage of the allowance that was attributable to an analysis of qualitative factors reflected the relative stability of the factors, viewed as a whole, in 2015.  In particular, both national and local economic factors were evaluated to be stable and there were no significant changes in either loan policy, or the management of the Bank's loan operations.

SEC Comment

5.
We note your disclosure on page 65 that large groups of homogeneous loans are collectively evaluated for impairment, and that you do not separately identify individual residential mortgage loans less than $300,000, home equity and other consumer loans for impairment, unless such loans are related to borrowers with impaired commercial loans or they are subject to a troubled debt restructuring (TDR) agreement for those with a carrying value in excess of $300,000. You also go on to state that commercial loans classified as TDRs with a carrying value in excess of $100,000 are designated as impaired. Please respond to the following:


Clarify whether your policy would not permit a residential loan below $300,000 or a commercial loan under $100,000 to be classified as a TDR. If so, please tell us how this policy complies with ASC 310-40.

	Please clarify whether under your policy, all TDRs, regardless of their size, have the allowance for loan losses measured pursuant to the guidance in ASC 310-10-35-22.

Response

The Company's policy does permit a residential loan below $300,000 or a commercial loan below $100,000 to be classified as a TDR, however these loans were not specifically disclosed within Note 5: Loans because they were deemed immaterial.  We will disclose in future applicable periodic reports all TDRs regardless of the loan balance.  The Company will amend Note 5: Loans in future filings as illustrated below for the years ended December 31, 2015 and 2014.

The Company's policy does include all TDRs, regardless of their size, to have the allowance for loan losses measured pursuant to the guidance in ASC 310-10-35-22. The TDRs were collectively evaluated for impairment and reserved for within the general loan loss allocation and qualitative review.

The Company is required to disclose certain activities related to Troubled Debt Restructurings ("TDRs") in accordance with accounting guidance. Certain loans have been modified in a TDR where economic concessions have been granted to a borrower who is experiencing, or expected to experience, financial difficulties. These economic concessions could include a reduction in the loan interest rate, extension of payment terms, reduction of principal amortization, or other actions that it would not otherwise consider for a new loan with similar risk characteristics.

Pre-modification outstanding recorded investment is the principal loan balance less the provision for loan losses before the loan was modified as a TDR.  Post-modification outstanding recorded investment is the principal balance less the provision for loan losses after the loan was modified as a TDR.  Additional provision for loan losses is the change in the allowance for loan losses between the pre-modification outstanding recorded investment and post-modification outstanding recorded investment.

The table below details loans that have been modified as TDRs during the year ended December 31, 2015.
(In thousands)	Number of loans	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Additional provision for loan losses
Individually evaluated for impairment:
Commercial real estate loans	1	$678	$324	$354

Collectively evaluated for impairment:
Residential mortgage loans	2	69	79	-

The TDR individually evaluated for impairment has been classified as a TDR due to the economic concessions granted, which included extended payment terms without an associated increase in collateral.  The Company was required to increase the specific reserve against this loan by an additional $354,000, which was a component of the provision for loan losses in the second quarter of 2015.  The TDRs collectively evaluated for impairment were included in the general loan loss allocation and qualitative review and the impact on the allowance for loan losses was immaterial.

The table below details loans that have been modified as TDRs during the year ended December 31, 2014.
(In thousands)	Number of loans	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Additional provision for loan losses
Individually evaluated for impairment:
Commercial real estate loans	1	$74	$96	$108
Other commercial and industrial	1	86	31	122
Residential mortgage loans	1	86	93	-
Home equity and junior liens	1	18	18	-

Collectively evaluated for impairment:
Residential mortgage loans	2	103	114	-

The TDRs individually evaluated for impairment have been classified as TDRs due to economic concessions granted, which consisted of any combination of the following: extended interest only payment terms, additional funds advanced without associated increases in collateral, interest rate reduction and/or extended term. The Company was required to increase the specific reserves against the loans individually reviewed for impairment by $230,000, which was a component of the provision for loan losses in the third and fourth quarters of 2014.  The TDRs collectively evaluated for impairment were included in the general loan loss allocation and qualitative review and the impact on the allowance for loan losses was immaterial.

SEC Comment

Note 5. Loans, page 75

6.
We note your disclosure on page 81 that you had one new TDR in 2015 and two new TDRs during 2014, and that these TDRs were all in the commercial real estate or commercial and industrial loans class. However, we also note your disclosure that you had three loans that had been modified as TDRs during the twelve months prior to December 31, 2015 that had subsequently defaulted in 2015, including one residential mortgage loan. Please respond to the following:

	Given that you do not disclose any residential mortgage loans as being modified during 2015 or 2014, please tell us how you could have any classified as defaulting during 2015.


Confirm, if true, that the vast majority of your TDRs have not been successful given the subsequent level of payment defaults. For example, it appears that you had four loans modified as TDRs during the three year period ending December 31, 2015, and three of these loans defaulted during 2015.

	Tell us how you have factored in the high levels of re-defaults of your TDRs in your allowance methodology. Please refer to the guidance in ASC 310-10-50-34(b).


Given the significant level of re-defaults for your TDR modifications, please tell us whether you have made changes to your policies regarding when to grant modifications, or the types of modifications granted.

Response

As noted in the previous question, the Company did have residential mortgage loans that were modified during 2015 and 2014.  The residential mortgage loans modified during 2015 were not in payment default. We inadvertently disclosed one residential mortgage loan that was past due, which was modified as a TDR during 2013.

The vast majority of our TDRs have been successful.  The Company was defining payment default for financial reporting purposes very conservatively and disclosed any TDR that was past due on a contractual payment(s).  The Company's definition of payment default for financial reporting purposes has been changed to any TDRs 90 days past due on the modified contractual payments.  As of December 31, 2015, payments for the three loans reported were due for either November 30, 2015 or December 1, 2015.  These loans were past due, but not in default where the Bank would proceed with legal action (i.e. 90 days past due).  The past due payments were collected based on the Bank's regular collection policies.

The Company did not factor re-defaults of our TDRs in the allowance methodology.  As indicated above, the Company was conservative with its definition of default.    The Company would factor in re-defaults of TDRs in the allowance methodology for TDRs that are 90 days or greater past due.

The Company has not made changes to our policies regarding when to grant modifications or the types of modifications granted as the loans reported were not in default and would not have been reported.

The Company will amend Note 5: Loans in future filings as illustrated below for the years ended December 31, 2015 and 2014.

The Company is required to disclose loans that have been modified as TDRs within the previous 12 months in which there was payment default after the restructuring.  The Company defines payment default as any loans 90 days past due on contractual payments.

The Company had no loans that had been modified as TDRs during the twelve months prior to December 31, 2015, which had subsequently defaulted during the year ended December 31, 2015.

The Company had no loans that had been modified as TDRs during the twelve months prior to December 31, 2014, which had subsequently defaulted during the year ended December 31, 2014.

Form 10-Q for the Quarter Ended June 30, 2016

SEC Comment

Item 2. Management Discussion and Analysis, page 33

Capital, page 46

7.
We note your discussion of the capital conservation buffer requirement that is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019.  However, it does not appear that the "minimum for capital adequacy purposes" columns as of June 30, 2016 reflect the beginning of the first phase-in of the capital conservation buffer.  Please advise, and revise future filings as appropriate.

Response

The Company affirms that it will include the following disclosure in future periodic reports.  The paragraphs and table below provide the additional information requested as of June 30, 2016.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.  The buffer is separate from the capital ratios required under the Prompt Corrective Action ("PCA") standards. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019. At June 30, 2016, the Bank exceeded all current and projected regulatory required minimum capital ratios, including the maximum capital buffer level that will be required on January 1, 2019.

Pathfinder Bank's capital amounts and ratios as of the indicated dates are presented in the following table.
	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be "Well-Capitalized" Under Prompt Corrective Provisions		Minimum For Capital Adequacy Purposes, Including The Partially Phased-In Capital Conservation Buffer
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2016
Total Core Capital (to Risk-Weighted Assets)	$69,408	15.89%	$34,949	8.00%	$43,687	10.00%	$34,949	8.00%
Tier 1 Capital (to Risk-Weighted Assets)	$63,876	14.62%	$26,212	6.00%	$34,949	8.00%	$28,942	6.63%
Tier 1 Common Equity (to Risk-Weighted Assets)	$63,876	14.62%	$19,659	4.50%	$28,396	6.50%	$19,659	4.50%
Tier 1 Capital (to Assets)	$63,876	9.67%	$26,435	4.00%	$33,044	5.00%	$26,435	4.00%
As of December 31, 2015:
Total Core Capital (to Risk-Weighted Assets)	$67,286	16.22%	$33,187	8.00%	$41,484	10.00%	$33,187	8.00%
Tier 1 Capital (to Risk-Weighted Assets)	$62,038	14.95%	$24,891	6.00%	$33,187	8.00%	$24,891	6.00%
Tier 1 Common Equity (to Risk-Weighted Assets)	$62,038	14.95%	$18,668	4.50%	$26,965	6.50%	$18,668	4.50%
Tier 1 Capital (to Assets)	$62,038	10.00%	$24,816	4.00%	$31,020	5.00%	$24,816	4.00%

We believe the foregoing is responsive to the staff's comments.  Should you have any questions, please do not hesitate to contact the undersigned at (315) 207-8002.

Very truly yours,

/s/ James A. Dowd
James A. Dowd
Executive Vice President and Chief Financial Officer